Exhibit 8.1

List of Significant Subsidiaries and Consolidated Affiliated Entities of iQIYI, Inc.

Subsidiaries	Place of Incorporation

Beijing QIYI Century Science & Technology Co., Ltd.	PRC

Beijing iQIYI Interactive Technology Co., Ltd.	PRC

iQIYI Film Group HK Limited	Hong Kong

iQIYI HK Limited	Hong Kong

iQIYI International Singapore Pte, Ltd.	Singapore

iQIYI Media Limited	Cayman Islands

Consolidated Affiliated Entities	Place of Incorporation

Beijing iQIYI Science & Technology Co., Ltd.	PRC

Shanghai iQIYI Culture Media Co., Ltd.	PRC

Shanghai Zhong Yuan Network Co., Ltd.	PRC

Chengdu Skymoons Interactive Network Game Co., Ltd.	PRC

Hainan iQIYI Culture Media Co., Ltd.	PRC